UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING
                                                            SEC FILE NUMBER

                                                                  000-13966

                                                               CUSIP NUMBER

                                                                412 55A 103

          (CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                           For Period Ended:       September 30, 1996

                           /  / Transition Report on Form 10-K
                           /  / Transition Report on Form 20-F
                           /  / Transition Report on Form 11-K
                           /  / Transition Report on Form 10-Q
                           /  / Transition Report on Form N-SAR
                           For the Transition Period Ended: . . . . . . . .

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            READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE
          PRINT OR TYPE.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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          PART I -- REGISTRANT INFORMATION

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          Full Name of Registrant
                                       Hariston Corporation

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          Former Name if Applicable
                                       Not Applicable
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          Address of Principal Executive Office (Street and Number)
                                 1500 West Georgia Street, Suite 1555

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          City, State and Zip Code
                               Vancouver, British Columbia, Canada V6G 2Z6

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          PART II -- RULES 12b-25(b) AND (c)

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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /x/


                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III -- NARRATIVE

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          State below in reasonable detail the reasons why Forms 10-K,
          20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

               The registrant installed a new computerized management information system in June, 1996. The registrant's quarter ended September 30, 1996 was the first full quarter for which the new MIS was used to generate accounting data. The registrant has experienced difficulties in generating complete, accurate and reliable accounting data from the new MIS.

          PART IV -- OTHER INFORMATION

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          (1)  Name and telephone number of person to contact in regard to this notification


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                      L. James Porter         (604) 685-8514
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                          (Name)          (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            /X/ Yes  / / No

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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
          the subject report or portion thereof?            /X/ Yes  / / No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               During the corresponding quarter of the prior year, the registrant sold certain operations and acquired a new business. Also, in the current year the registrant purchased a new business. Thus, results of operations for the current year's quarter will include the operations of the two new businesses, including approximately $1,570,000 of revenues, whereas in the corresponding quarter in the prior year comparative revenues were only $557,000. Additional information concerning results of operations will be provided in the registrant's Quarterly Report of Form 10-Q for the quarter ended September 30, 1996.

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                              Hariston Corporation
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                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


              Date     November 12, 1996          By   /s/ L. James Porter
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          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
          The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

          ----------------------------ATTENTION---------------------------

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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          193764_01 -- 11/12/96, 4:17 pm